Exhibit 7.01

MSPEA IMF HOLDING LIMITED

Walker House, 87 Mary Street

George Town, Grand Cayman KY1-9005

Cayman Islands.

October 3, 2012

Mr. You-Bin Leng

Star City International Building

10 Jiuxianqiao Road, C-16th Floor

Chaoyang District, Beijing

China 100016

RE: Consortium Agreement

Dear Mr. Leng:

MSPEA IMF Holding Limited (“MSPEA”), a vehicle controlled by Morgan Stanley Private Equity Asia III, L.P. (“MSPEA III”), is interested in pursuing with you a possible acquisition (the “Transaction”) of all outstanding shares of capital stock in Feihe International, Inc. (the “Company”) through a special purpose vehicle (“Bidco”) to be owned by MSPEA, you and your affiliates and nominees (together with you, the “Shareholder”). As a condition to the delivery of a preliminary non-binding proposal letter to the Company (the “Proposal Letter”, the form of which is set forth in Exhibit A hereto) and to further our discussions relating to the Transaction, the Shareholder and MSPEA agree to the following:

1.          Certain Definitions.

“Competing Transaction” shall mean (i) any direct or indirect acquisition by any person or entity of 10% or more of the securities of the Company or any of its material subsidiaries or all or substantially all of its assets, and (ii) a recapitalization, restructuring, merger, consolidation or other business combination involving the Company or any of its material subsidiaries, in either case other than the Transaction.

“Representatives” shall mean, with respect to a person, such person’s employees, directors, officers, partners, members, affiliates, agents, advisors (including but not limited to legal counsel, accountants, consultants and financial advisors), and any representatives of the foregoing. The Representatives shall include the Advisors as defined in Section 3(c).

“Shareholder’s Shares” shall mean all capital stock in the Company owned by the Shareholder as of the date hereof either directly or indirectly.

2.          Commitment to the Consortium.

(a)          Within the term of this letter agreement and subject to Section 2(b), the Shareholder and MSPEA agree to deal exclusively with each other with respect to the Transaction or other related matters, and neither the Shareholder nor MSPEA will (and the Shareholder and MSPEA will cause Bidco and its Representatives not to) without the written consent of the other: (i) directly or indirectly initiate, solicit, encourage or otherwise engage in discussions, negotiations or related activities with any third party with respect to a Competing Transaction, (ii) provide any information to any third party with a view to the third party or any other third party pursuing or considering to pursue a Competing Transaction, or (iii) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, do anything which is directly inconsistent with, or omit to do anything, which omission is directly inconsistent with, the Transaction as contemplated under this letter agreement or(iv) acquire any securities of the Company; provided that nothing in this letter agreement shall restrict or prevent you from conducting such activities in your capacity as Chief Executive Officer, Chairman or a member of the Board of the Company insofar as you take action in that connection other than in your capacity as a holder of securities of the Company.

(b)          The Shareholder agrees that, within the term of this letter agreement, it will not, and will not permit any of its Representatives to, directly or indirectly: (i) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell, any Shareholder’s Shares (“Transfer”), or enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of the Shareholder’s Shares, or any right, title or interest thereto or therein, (ii) deposit any Shareholder’s Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Shareholder’s Shares, (iii) take any action that would have the effect of preventing, disabling or delaying the Shareholder from performing its obligations under this letter agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 2(b). Notwithstanding the foregoing, you may make a Transfer to your spouse, siblings, parents, lineal descendants or antecedents or the estates of or trusts for the benefit of you or your spouse, siblings, parents or lineal descendants or antecedents; provided, that, in all cases, any such Transfer shall not relieve you of your obligation hereunder, and the transferee or other recipient executes a counterpart copy of this letter agreement and becomes bound thereby as was you.

(c)          Subject to Section 2(a), the Shareholder will, and will cause its Representatives to, immediately cease and terminate any existing activities, discussions and negotiations in connection with any Competing Transaction other than with MSPEA or its affiliates. During the term of this letter agreement, the Shareholder shall promptly provide MSPEA notice of any unsolicited offer or proposal received in relation to any Competing Transaction, including the terms of any such offer or proposal, and any written communications with respect thereto, which it may receive in its capacity as a holder of securities in the Company.

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3.          Process.

(a)          Upon signing of this letter agreement, MSPEA and you will promptly deliver the Proposal Letter to the Board of Directors of the Company. If required, MSPEA and you shall prepare and file a joint Schedule 13D with the U.S. Securities and Exchange Commission to disclose the execution of this letter agreement and the delivery of the Proposal Letter, which filing shall amend your existing Schedule 13D.

(b)          Within the term of this letter agreement and as permitted by the Board of the Company, MSPEA and the Shareholder shall as promptly as reasonably practicable conduct a joint assessment of the Company, and shall in good faith and with mutual cooperation use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company’s approval, to enter into the definitive agreements in respect of the Transaction (“Definitive Agreements”). This letter agreement does not constitute any binding commitment with respect to a Transaction. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation. MSPEA shall coordinate with the Shareholder in performing due diligence, securing debt (as applicable) and equity financing, and structuring and negotiating the Transaction, including establishing appropriate vehicles for the purpose of the Transaction; provided, however, that in no event will either party hereto be obligated without such party’s consent to enter into or otherwise be a party to any Definitive Agreements.

(c)          Wilson Sonsini Goodrich & Rosati P.C. (“WSGR”) is acting as legal advisor to the Shareholder, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) is acting as legal advisor to the buyer consortium (the “Consortium”) established hereunder by MSPEA and the Shareholder in connection with the Transaction. Any other advisors, including any financial advisor, to the Consortium (collectively with Skadden, the “Advisors”) shall be jointly selected by MSPEA and the Shareholder.

4.          Confidentiality. Each of MSPEA and the Shareholder shall, and shall direct its Representatives to, keep this letter agreement and the Transaction confidential and shall not make any public statement or announcement concerning or disclose to any third party the fact that discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions or other facts with respect thereto, including the status thereof, other than as mutually agreed in writing by MSPEA and the Shareholder or as required by applicable laws, rules or regulations. Each of MSPEA and the Shareholder will coordinate in good faith all press releases and other public relation matters relating to the Transaction. Notwithstanding the forgoing, MSPEA may disclose this letter agreement or the status of negotiations between the parties with respect to the Transaction to any investors in MSPEA III and to its funding sources who need to receive and consider such information for the purpose of financing the Transaction.

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 5.          Certain Fees and Expenses.

(a)          If the Transaction is not eventually consummated, and there has been no breach by either MSPEA or the Shareholder of this letter agreement, the parties agree: (i) to share, ratably based on such party’s planned equity participation in the Transaction, fees and out-of-pocket expenses payable by them in connection with the Transaction incurred prior to the termination of this letter agreement, including any fees and expenses (A) subject to sub-clause (ii) of this paragraph, payable to the Advisors, (B) payable to any lenders and other financing sources, and (C) incurred in the defense, pursuit or settlement of any disputes or litigation relating to the Transaction (whether incurred prior to the termination of this letter agreement or not); and (ii) that MSPEA shall pay all fees and out of pocket expenses incurred by Skadden and any other legal Advisors in connection with their representation of MSPEA as well as the Consortium, and the Shareholder shall pay all fees and out of pocket expenses incurred by WSGR.

(b)          Upon consummation of the Transaction, Bidco shall reimburse each party hereto for all fees and out-of-pocket expenses incurred by them in connection with the Transaction; provided, however, that such reimbursable expenses of MSPEA incurred prior to the execution of this letter agreement shall be limited to those approved in writing by you prior to the date hereof.

(c)          Each of the Shareholder and MSPEA shall share, ratably based on such party’s planned equity participation in the Transaction, any termination, topping, break-up or other fees or amounts (including amounts paid in settlement of any dispute or litigation relating to the Transaction) payable by the Company or Bidco (or one or more of its affiliates or designees), net of the expenses required to be borne by them pursuant to Section 5(a).

6.          Remedies. It is understood and agreed that monetary damages may not be a sufficient remedy for a breach of this letter agreement by any party hereto and that each party hereto shall be entitled to seek equitable relief, including injunction and specific performance, as a remedy for any such breach by the other party. Such remedies shall not be deemed to be the exclusive remedies for a breach by a party of this letter agreement but shall be in addition to all other remedies available at law or equity to the other party hereto. Each of the parties hereto further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this letter agreement is or would be compensable by an award of monetary damages, and each party hereto agrees to waive any requirements for the securing or posting of any bond in connection with such remedy.

7.          Governing Law; Arbitration. This letter agreement and all matters arising out of or relating to this letter agreement shall be governed by and construed in accordance with the laws of Hong Kong, without reference to conflict of laws principles. Any dispute, controversy or claim arising out of or relating to this letter agreement, including the validity, invalidity, breach or termination thereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “Rules”) in force when the notice of arbitration is submitted in accordance with these Rules. There shall be three arbitrators, one to be appointed by the claimant, one to be appointed by the respondent and the third to be appointed by the secretary general of the Hong Kong International Arbitration Centre. The arbitration proceedings shall be conducted in English.

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8.          No Modification. No provision in this letter agreement can be waived, modified or amended except by written consent of the parties, which consent shall specifically refer to the provision to be waived, modified or amended and shall explicitly make such waiver, modification or amendment.

9.          No Waiver of Rights. It is understood and agreed that no failure or delay by any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

10.        Counterparts; Entire Agreement. This letter agreement may be signed and delivered by facsimile or portable document format via electronic mail and in one or more counterparts, each of which shall be deemed an original but all of which shall be deemed to constitute a single instrument. This letter agreement sets forth the entire agreement and understanding among the parties and supersedes all prior agreements, discussions and documents relating thereto. No party hereto will be entitled to punitive, exemplary, special, unforeseen, incidental, indirect or other consequential damages.

11.        Severability. If any provision of this letter agreement is found to violate any statute, regulation, rule, order or decree of any governmental authority, court, agency or exchange, such invalidity shall not be deemed to affect any other provision hereof or the validity of the remainder of this letter agreement, and such invalid provision shall be deemed deleted herefrom to the minimum extent necessary to cure such violation.

12.        Successors. This letter agreement shall inure to the benefit of, and be binding upon, the parties and their respective successors and assigns. Neither party may assign or transfer, directly or indirectly, its rights or obligations under this letter agreement without the prior written consent of the other except as provided herein. No assignment will relieve the assignor of its obligations hereunder.

13.        No Third Party Beneficiaries. Unless otherwise specifically provided herein, the parties hereto each agree and acknowledge that nothing herein expressed or implied is intended to confer upon or give any rights or remedies to persons who are not party to this letter agreement under or by reason of this letter agreement.

14.        Term. This letter agreement shall terminate upon the earlier of (i) the mutual written agreement by the parties, and (ii) the date six months after the date hereof; provided that Sections 4 through 13 shall survive any termination of this letter agreement.

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Please confirm your agreement with the foregoing by signing and returning one copy of this letter to the undersigned, whereupon this letter agreement shall become a binding agreement among you and MSPEA.

Very truly yours,

MSPEA IMF Holding Limited

By:	/s/ Kingsley Chan
Name: Kingsley Chan
Title: Managing Director

CONFIRMED AND AGREED

as of the date written above:

By:	/s/ You-Bin Leng
You-Bin Leng

[Signature Page to Consortium Agreement]

Exhibit A

EXECUTION VERSION

YOU-BIN LENG

MSPEA IMF HOLDING LIMITED

October 3, 2012

The Board of Directors

Feihe International, Inc.

Star City International Building

10 Jiuxianqiao Road, C-16th Floor

Chaoyang District, Beijing

China 100016

Dear Sirs:

Mr. You-Bin Leng and MSPEA IMF Holding Limited (“MSPEA”), a special purpose vehicle ultimately controlled by the private equity arm of Morgan Stanley, are pleased to submit this preliminary non-binding proposal to acquire all outstanding shares (the “Shares”) of Feihe International, Inc. (the “Company”) not owned by Mr. Leng or certain members of management who choose to roll over their Shares in a going-private transaction (the “Acquisition”).

We believe that our proposal of US$7.40 in cash per Share will provide a very attractive opportunity to the Company’s shareholders. This price represents a premium of 21.3% to the Company’s closing price on October 2, 2012, a premium of 23.5% to the volume-weighted average price during the last 30 trading days, a premium of 22.7% to the volume-weighted average price during the last 90 trading days, and a premium of 44.1% to the volume-weighted average price during the last 180 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.         Buyer. Mr. Leng and MSPEA have entered into a letter agreement dated October 3, 2012 (the “Consortium Agreement”), pursuant to which Mr. Leng and MSPEA will establish a buyer consortium (the “Consortium”) in connection with the Acquisition, form an acquisition vehicle for the purpose of pursuing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition during the term of the Consortium Agreement.

2.         Purchase Price. The consideration payable for the Shares acquired in the Acquisition will be US$7.40 per Share in cash.

3.         Financing. We intend to finance the Acquisition with a combination of debt and equity capital. We have received a letter from Wing Lung Bank Limited indicating that it is highly confident of its ability to provide debt financing in the form of a loan facility in an amount of US$50 million for the Acquisition, and we expect commitments for such debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed. Equity financing will be provided by Mr. Leng and the rollover shareholders in the form of equity in the Company and MSPEA in the form of cash.

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4.         Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials.

5.         Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) concurrently with our due diligence review. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.         Confidentiality. Mr. Leng and MSPEA will, as required by law, promptly file a Schedule 13D jointly to disclose this letter and the Consortium Agreement, which filing shall amend Mr. Leng’s existing Schedule 13D. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law including the 13D requirements, until we have executed the Definitive Agreements or terminated our discussions.

7.         About MSPEA. MSPEA is a vehicle controlled by Morgan Stanley Private Equity Asia III, L.P., a fund managed by Morgan Stanley Private Equity Asia, the private equity arm of Morgan Stanley. Morgan Stanley Private Equity Asia is one of the leading private equity investors in the Asia Pacific region, having invested in the region for over 19 years. The team has invested approximately US$2.4 billion in Asia, focusing on profitable, growth-oriented companies. Morgan Stanley Private Equity Asia has offices located in Hong Kong, Shanghai, Mumbai, Seoul, Tokyo and New York.

8.         Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that Mr. Leng and certain members of management who may choose to roll over their Shares do not already own, and that the undersigned Mr. Leng does not intend to sell his stake in the Company to a third party.

9.         Advisors. Wilson Sonsini Goodrich & Rosati P.C. has been retained as legal advisor to Mr. Leng, and Skadden, Arps, Slate, Meagher & Flom LLP has been retained as legal advisor to the Consortium in connection with this proposal and the Acquisition.

10.        No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

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In closing, each of us would like to personally express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact the undersigned Mr. Leng at +86 10 8457 4688 or Kingsley Chan of MSPEA at +852 2239 1647. We look forward to speaking with you.

Sincerely,

You-Bin Leng

MSPEA IMF Holding Limited

By:
Name: Kingsley Chan
Title: Managing Director

[Signature Page to Proposal Letter]